SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 6)

CV Therapeutics, Inc.

(Name of Subject Company (Issuer))

Apex Merger Sub, Inc. (Offeror)

Gilead Sciences, Inc. (Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

126667104

(CUSIP Number of Class of Securities)

Gregg H. Alton, Esq.

Senior Vice President and General Counsel

Gilead Sciences, Inc.

333 Lakeside Drive

Foster City, California 94404

Tel: (650) 574-3000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

David A. Lipkin, Esq.

Michelle Sonu Park, Esq.

Brandee L. Shtevi, Esq.

Cooley Godward Kronish LLP

Five Palo Alto Square

3000 El Camino Real

Palo Alto, CA 94306-2155

Tel: (650) 843-5000

Fax: (650) 849-7400

Calculation of Filing Fee

Transaction valuation(1)	Amount of filing fee(2)
$1,473,682,660	$82,232

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with the Securities Exchange Act of 1934, as amended, based on the product of (i) $20.00 (i.e. the tender offer price) and (ii) 73,684,133, the estimated maximum number of shares of CV Therapeutics common stock to be acquired in the tender offer (which number is composed of 64,372,800 shares of CV Therapeutics common stock outstanding as of March 13, 2009, 3,287,938 shares of CV Therapeutics common stock issuable upon the exercise of outstanding options that are or will become vested and exercisable before April 14, 2009 and with an exercise price less than $20.00, 200,000 shares of CV Therapeutics common stock issuable upon the exercise of outstanding warrants and with an exercise price less than $20.00, and 5,823,395 shares of CV Therapeutics common stock issuable upon conversion of the 2.75% subordinated convertible notes).
(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

Amount Previously Paid: $82,232

Form or Registration No.: SC TO-T

Filing Party: Apex Merger Sub, Inc. and Gilead Sciences, Inc.

Date Filed: March 18, 2009

☐	Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 6 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”), filed initially with the Securities and Exchange Commission on March 18, 2009 by Apex Merger Sub, Inc., a Delaware corporation (“Acquisition Sub”) and a wholly-owned subsidiary of Gilead Sciences, Inc., a Delaware corporation (“Gilead”), and Gilead relating to the tender offer by Acquisition Sub to purchase all of the outstanding shares of common stock, par value $0.001 per share, of CV Therapeutics, Inc., a Delaware corporation (“CV Therapeutics”), at a purchase price of $20.00 per share, net to the seller in cash, without interest thereon. The tender offer by Acquisition Sub is subject to the terms and conditions set forth in the Offer to Purchase, dated March 18, 2009, and in the Letter of Transmittal, copies of which were filed with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO. This Amendment is being filed on behalf of Acquisition Sub and Gilead.

ITEM 11.	ADDITIONAL INFORMATION.

Item 11 is hereby amended and supplemented as follows:

The Offer expired on Tuesday, April 14, 2009 at one minute following 11:59 p.m. New York City time (midnight). Based on final information provided to Acquisition Sub by BNY Mellon Shareowner Services, the Depositary for the Offer, 59,380,080 shares of CV Therapeutics common stock were validly tendered and not withdrawn prior to the expiration of the Offer (including 4,625,773 of such shares tendered to the Depositary pursuant to the Offer’s guaranteed delivery procedures), representing over 88% of the shares of CV Therapeutics common stock outstanding as of the close of business on April 14, 2009. Following the expiration of the Offer, Acquisition Sub accepted for payment all of such shares according to the terms of the Offer, and Acquisition Sub will promptly pay for such shares.

Gilead intends to complete the acquisition of CV Therapeutics through the merger of Acquisition Sub with and into CV Therapeutics as soon as practicable in accordance with applicable provisions of Delaware law that authorize the completion of the merger without a vote or meeting of stockholders of CV Therapeutics. Pursuant to the terms of the Merger Agreement, dated as of March 12, 2009, among Gilead, CV Therapeutics and Acquisition Sub, previously filed as Exhibit (d)(1) to this Schedule TO, all remaining shares of CV Therapeutics common stock (other than shares held by Gilead, Acquisition Sub, CV Therapeutics or any of their respective wholly-owned subsidiaries, or held in CV Therapeutics’ treasury or by CV Therapeutics’ stockholders who properly preserve their appraisal rights under Delaware law) will be converted into the right to receive $20.00 per share in cash, without interest, in the merger.

In order to accomplish the merger in the manner described above, Gilead intends to exercise its “top-up” option pursuant to the Merger Agreement, which permits Gilead or Acquisition Sub to purchase additional shares of CV Therapeutics common stock directly from CV Therapeutics for $20.00 per share, the same dollar amount per share paid in the Offer.

On April 15, 2009, Gilead issued a press release announcing the completion of the Offer. The press release is included as Exhibit (a)(12) to this Schedule TO and the information set forth in the press release is incorporated herein by reference.

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

“(a)(12) Press Release issued by Gilead Sciences, Inc. on April 15, 2009.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

APEX MERGER SUB, INC.

By:	/s/ John F. Milligan, Ph. D.
Name:	John F. Milligan, Ph.D.
Title:	President

GILEAD SCIENCES, INC.

By:	/s/ John F. Milligan, Ph.D.
Name:	John F. Milligan, Ph.D.
Title:	President and Chief Operating Officer

Dated:	April 15, 2009

INDEX TO EXHIBITS

Exhibit No.	Document
(a)(12)	Press Release issued by Gilead Sciences, Inc. on April 15, 2009.